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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 2)*

                              Haverfield Corporation
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                                 (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                          (Title of Class of Securities)

                                   419-411-10-3
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                                  (CUSIP Number)

                    Marc C. Krantz, Kohrman Jackson & Krantz,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                   May 28, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 74435P-20-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                137,350
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               137,350
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     137,350
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.2%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 419-411-10-3

     This Amendment No. 2 to Schedule 13D Statement is filed on behalf of the Richard M. Osborne Trust (the "Trust"), for the purpose of reporting the acquisition by it of 20,000 shares of common stock, par value $0.01 per share (the "Shares"), of Haverfield Corporation, an Ohio corporation ("Haverfield").

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended and supplemented as follows:

     The Shares reported herein as having been acquired by the Trust were acquired for the approximate aggregate purchase price of $350,000. The Trust acquired such Shares with margin debt from McDonald & Company Securities, Inc. ("McDonald") and Everen Securities, Inc. ("Everen"). Interest on the Everen margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate"). Interest on the McDonald margin debt is computed at select rates above the brokers call money rate, which rates vary depending on the amount of margin debt of the Trust at McDonald. The interest rate on the McDonald and Everen margin debt is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, both McDonald and Everen have liens on the Shares reported herein as having been acquired by the Trust. A copy of the agreement setting forth the terms of the Trust's Everen margin debt is attached as Exhibit 7.1 to the original Schedule 13D Statement filed on March 29, 1996, and a copy of the agreement and disclosure statement setting forth the terms of the Trust's McDonald margin debt is attached hereto as Exhibit 7.2 and 7.3, respectively.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by Haverfield, there are 1,904,102 Shares actually outstanding.

          The Trust beneficially owns 137,350 Shares, or approximately 7.2% of the outstanding Shares. As sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own such Shares.

     (b) Mr. Osborne, as the sole trustee of the Trust, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Trust.

     (c) Since the filing of Amendment No.1 to Schedule 13D on April 17, 1996, the Trust purchased 20,000 Shares in the following open market transactions:

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CUSIP No. 419-411-10-3

                                                  Approximate
                                                Per Share Price
                                Number of         (Excluding
                     Date        Shares            Commissions)
               April 18, 1996     4,000             $17.50
               April 23, 1996    10,000             $17.69
               May 23, 1996       5,000             $18.38
               May 28, 1996       1,000             $18.56


Item 7.   Material to be Filed as Exhibits

     Item 7 is amended and supplemented as follows:

          7.2  --   Margin Agreement Letter to McDonald & Company
                    Securities, Inc. from  Richard M. Osborne

          7.3  --   McDonald & Company Disclosure Statement to
                    Option/Margin Account Customers

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CUSIP No. 419-411-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 1996                    The Richard M. Osborne Trust

                                        By:/s/ Richard M. Osborne
                                           ---------------------------
                                           Richard M. Osborne, Trustee

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CUSIP No. 419-411-10-3


                                  Exhibit Index

     7.2  --   Margin Agreement Letter to McDonald & Company
               Securities, Inc. from  Richard M. Osborne

     7.3  --   McDonald & Company Disclosure Statement to
               Option/Margin Account Customers